

For Immediate Release
TSX, NYSE MKT: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES THIRD QUARTER 2012 FINANCIAL RESULTS

CALGARY, ALBERTA (November 8, 2012) –Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) announces its financial and operating results for the three and nine months ended September 30, 2012.

Forward-Looking Statements
This press release, including the report to shareholders, contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the beginning of the management's discussion and analysis (the "MD&A") attached to this press release.

HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,	
	2012	**2011**	**2012**	**2011**
FINANCIAL (unaudited)				
(CDN$000s except share and per share amounts)				
Revenue (before royalties and risk management [1])	48,126	49,145	157,031	143,124
Funds flow from operations [2]	26,613	23,964	81,173	64,117
Per basic share [6]	$0.25	$0.22	$0.76	$0.62
Per diluted share [6]	$0.23	$0.21	$0.70	$0.58
Cash flow from operating activities	24,807	28,023	77,321	67,566
Per basic share [6]	$0.23	$0.26	$0.72	$0.66
Per diluted share [6]	$0.22	$0.24	$0.67	$0.61
Net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions [5]	5,233	4,168	14,448	9,167
Per basic share [6]	$0.05	$0.04	$0.13	$0.09
Per diluted share [6]	$0.05	$0.04	$0.13	$0.09
Net profit (loss)	(615)	820	18,520	7,648
Per basic share [6]	($0.01)	$0.01	$0.17	$0.07
Per diluted share [6]	($0.01)	$0.01	$0.17	$0.07
Exploration and development	39,818	44,093	132,104	128,354
Corporate and property acquisitions	22	134	196	3,945
Capital expenditures – cash	39,840	44,227	132,300	132,299
Property dispositions – cash	(4,325)	(4,140)	(6,670)	(4,181)
Non-cash items	(1,756)	3,457	(1,612)	4,410
Total capital expenditures – net	33,759	43,544	124,018	132,528
Long-term debt	104,642	37,379	104,642	37,379
Convertible debentures [3]	50,269	48,692	50,269	48,692
Adjusted working capital deficiency [3]	11,308	15,265	11,308	15,265
Total net debt [3]	166,219	101,336	166,219	101,336
Total assets	627,835	546,309	627,835	546,309
Total shareholders' equity	370,235	360,846	370,235	360,846

OPERATING		Three months ended September 30,		Nine months ended September 30,	
		2012	**2011**	**2012**	**2011**
Average daily sales volumes					
Crude oil, condensate and NGLs	(bbls/d)	5,204	4,413	5,713	4,242
Natural gas	(mcf/d)	61,796	44,546	61,654	41,710
Total oil equivalent	(boe/d)	15,503	11,837	15,989	11,194
Average prices					
Light crude oil and condensate	($/bbl)	84.98	88.91	87.74	91.42
NGLs	($/bbl)	28.62	51.74	38.90	53.10
Heavy oil	($/bbl)	63.95	64.19	69.17	66.13
Crude oil, condensate and NGLs	($/bbl)	70.37	80.78	74.96	83.37
Crude oil, condensate and NGLs (including risk management [1])	($/bbl)	70.72	82.38	72.83	80.85
Natural gas	($/mcf)	2.45	3.91	2.26	3.97
Natural gas (including risk management [1])	($/mcf)	3.38	4.33	2.96	4.23
Total oil equivalent	($/boe)	33.38	44.82	35.51	46.39
Total oil equivalent (including risk management [1])	($/boe)	37.22	47.02	37.44	46.41
Statistics					
Operating netback [4]	($/boe)	18.29	23.89	19.85	24.71
Operating netback [4] (including risk management [1])	($/boe)	22.13	26.09	21.78	24.72
Transportation	($/boe)	0.90	1.34	0.86	1.35
Production expenses	($/boe)	7.96	11.71	8.66	11.85
General & administrative	($/boe)	2.38	3.14	2.26	2.81
Royalties as a % of sales after transportation		19%	18%	18%	19%

COMMON SHARES				
Common shares outstanding	107,606,884	107,391,298	107,606,884	107,391,298
Share options outstanding	9,499,007	7,830,931	9,499,007	7,830,931
Shares issuable on conversion of convertible debentures [7]	9,821,429	9,821,429	9,821,429	9,821,429
Diluted common shares outstanding	126,927,320	125,043,658	126,927,320	125,043,658
Diluted weighted average shares – net profit [6]	107,527,718	109,392,760	109,111,492	105,115,006
Diluted weighted average shares ⁻ funds flow from operations and cash flow from operating activities [2] [6]	117,927,891	119,214,189	118,932,921	114,936,435

SHARE TRADING STATISTICS

TSX

(CDN$, except volumes) based on intra-day trading

High	4.26	5.48	5.67	6.19
Low	2.95	3.35	2.45	3.35
Close	3.99	3.37	3.99	3.37
Average daily volume	321,383	416,772	499,495	559,103

NYSE MKT [8]

(US$, except volumes) based on intra-day trading

High	4.36	-	4.36	-
Low	3.75	-	3.75	-
Close	4.07	-	4.07	-
Average daily volume	23,601	-	23,601	-

[1] *The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts.*

The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

[2] *The highlights section contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to the non-GAAP terms of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.*

[3] *Net debt and total net debt are considered non-GAAP terms. The Company's calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligations and the deferred tax liability. Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt also excludes the liability component of convertible debentures. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.*

[4] *Operating netbacks is considered a non-GAAP term. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from revenues before other income.*

[5] *Net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions is considered a non-GAAP term. Net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions is calculated as net profit (loss) per the Consolidated Statement of Comprehensive Income, excluding the non-cash impairment loss, unrealized gain or loss on commodity contracts, and gain or loss on property dispositions, net of the deferred tax impact on these adjustments. The Company's reconciliation between net profit (loss) and net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions is found in the MD&A.*

[6] *Basic weighted average shares for the three and nine months ended September 30, 2012 were 107,527,718 (2011: 107,391,070) and 107,479,907 (2011: 102,664,721), respectively.*

In computing weighted average diluted earnings per share for the three months ended September 30, 2012, a total of nil (2011: 2,001,690) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options and a total of 9,821,429 (2011: 9,821,429) common shares issuable on conversion of convertible debentures were excluded from the denominator as they were not dilutive, resulting in diluted weighted average common shares of 107,527,718 (2011: 109,392,760).

In computing weighted average diluted earnings per share for the nine months ended September 30, 2012, a total of 1,631,585 (2011: 2,450,285) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options, and a total of 9,821,429 (2011: 9,281,429) common shares issuable on conversion of convertible debentures were excluded from the denominator as they were not dilutive, resulting in diluted weighted average common shares of 109,111,492 (2011: 105,115,006).

In computing weighted average diluted net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions per share for the three and nine months ended September 30, 2012, a total of 578,744 (2011: 2,001,690) and 1,631,585 (2011: 2,450,285) common shares, respectively, were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options as they were dilutive, and a total of 9,821,429 (2011: 9,821,429) common shares issuable on conversion of convertible debentures were excluded from the denominator as they were not dilutive, resulting in diluted weighted average shares of 108,106,462 (2011: 109,392,760) and 109,111,492 (2011: 105,115,006).

In computing weighted average diluted cash flow from operating activities and funds flow from operations for the three and nine months ended September 30, 2012, a total of 578,744 (2011: 2,001,690) and 1,631,585 (2011: 2,450,285) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options and a total of 9,821,429 (2011: 9,821,429) common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 117,927,891 (2011: 119,214,189) and 118,932,921 (2011: 114,936,435), respectively. As a consequence, a total of $0.8 million (2011: $0.7 million) and $2.3 million (2011: $2.2 million) for interest accretion expense (net of income tax effect) were added to the numerator for the respective periods.

[7] *Shares issuable on conversion of convertible debentures are calculated by dividing the $55.0 million principal amount of the convertible debentures by the conversion price of $5.60 per share.*

[8] *The Company's common shares commenced trading on the NYSE MKT on September 24, 2012.*

REPORT TO SHAREHOLDERS

Bellatrix posted revenues of $48.1 million with funds flow from operations of $26.6 million ($0.25 per basic share) in the third quarter of 2012. Compelling reductions in lease operating costs and G&A to historically low levels facilitated net profit of $5.2 million ($0.05 per basic share) in the quarter before non-cash impairment loss, unrealized gain (loss) on commodity contracts and gain (loss) on property dispositions, net of associated deferred tax impacts.

The third quarter of 2012 was also defined by two elements outside of our control, commodity prices and the weather. Commodity, namely natural gas, pricing had a significantly negative impact on revenues and cash flow which the Company was able to partially counterbalance with a combination of commodity hedges, increased production rates and with abatements in lease operating costs and corporate G&A. As it concerns the weather, the Company was forced to acquiesce to the unpredictable, protracted, radical weather conditions throughout West Central Alberta, which resulted in meaningful production restrictions occurring simultaneously with considerable delays in the third quarter drilling program. However, as a direct result of industry leading production performance from the wells drilled this year, Bellatrix still expects to meet its 2012 average annual and exit production guidance despite the aforementioned challenges.

Third quarter 2012 sales volumes averaged **15,503 boe/d** (weighted 34% to oil, condensate and NGLs and 66% to natural gas). Production for the month of October, based on field estimates, equates to **18,300 boe/d** (weighted 34% to oil, condensate and NGLs and 66% to natural gas). Field production estimates for the end of October are **19,000 boe/d** carrying the same weighting as the month's average.

On September 20, 2012, Bellatrix received approval for listing of its common shares on the NYSE MKT, and its common shares commenced trading on September 24, 2012 under the symbol "BXE". Bellatrix is pleased to obtain a listing on the NYSE MKT and believes that it will result in improved liquidity for all of Bellatrix's shareholders and greater future access to U.S. capital markets.

Operational highlights for the three and nine months ended September 30, 2012 include:

- During the first nine months of 2012, Bellatrix posted a 100% success rate drilling and/or participating in 24 gross (20.15 net) wells resulting in 18 gross (15.15 net) Cardium oil wells, 2.0 gross (2.0 net) Cardium condensate rich gas wells, 1.0 gross (1.0 net) Duvernay gas well and 3.0 gross (2.0 net) Notikewin/Falher liquids rich gas wells. Bellatrix drilled 9 gross (7.71 net) wells consisting of 7 gross (6.21 net) Cardium oil wells and 2 gross (1.5 net) liquids rich Notikewin/Falher gas wells in the third quarter of 2012.

- In the Brazeau area of West Central Alberta, the Company recently completed a long reach Cardium horizontal oil well (50% WI) to a total depth of 5,014 m with a 2,767 m horizontal leg.   Average production volumes over the initial 30 days of production, based on field estimates, equated to **1,062 boe/d**, 70% oil and liquids with 30% gas.

- The average sales volumes for Q3 2012 were negatively affected by protracted spring breakup conditions, scheduled plant turnarounds, a series of intense localized storms resulting in an unusually high number of occurrences of unscheduled downtime and prolonged wet conditions delaying the third quarter drilling, completion and tie-in program. Power outages caused by power poles being struck by lightning, hail and intense rain shorted out transformers. In addition a violent rainstorm shorted out electrical panels that created significant downtime for a major midstream operator that processes a portion of our production. However, Bellatrix continues to expect it will meet its previously announced 2012 calendar year guidance of average daily production of 16,500 to 17,000 boe/d and an exit rate of 19,000 boe/d to 19,500 boe/d.

- Q3 2012 sales volumes averaged **15,503 boe/d (weighted 34% to oil, condensate and NGLs and 66% to natural gas)**. This represents a 31% increase from the third quarter 2011 average sales volumes of 11,837 boe/d and a 6% decrease from second quarter 2012 average sales volumes of 16,569 boe/d.

- Production expenses plummeted to a new low of **$7.96 per boe** in the third quarter as a direct result of the Company staff's dedication to the long-term corporate strategic goal of being a low cost operator.

TOTAL OPERATING EXPENSE ($/BOE)



- In the third quarter of 2012 the Company spent **$39.8 million on capital projects** which included the aforementioned drilling program coupled with commissioning a 30 mmcf/d compression facility in the Ferrier area, installation of 7.2 miles of a 10 inch high pressure gas line with a 4 inch condensate line and a 2 inch fuel gas line, a total of 14.3 miles of 10 and 8 inch gathering system trunk lines and 4.5 miles of 6 inch gathering system lines to tie in the wells drilled in the quarter.

- An initial capital budget of $180 million has been set for fiscal 2013. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2013 budget is anticipated to provide **2013 average daily production of approximately 20,000 boe/d to 21,000 boe/d and an exit rate of approximately 21,500 boe/d to 22,500 boe/d**.

- During Q3 2012, Bellatrix closed on the disposition of a minor non-core property interest in the Wainwright area, Alberta for $4.25 million after adjustments. This non-operated unit heavy oil property had production of

approximately 59 boe/d. The net proceeds were initially used to reduce the Company's bank indebtedness and ultimately will be directed towards the development of its Cardium oil resource program.

- As at September 30, 2012, Bellatrix had approximately **197,428 net undeveloped acres** of land in Alberta, British Columbia and Saskatchewan.

Financial highlights for the three and nine months ended September 30, 2012 include:

- Q3 2012 **revenue was $48.1 million**, 2% lower than the $49.1 million recorded in Q3 2011. The decrease in revenues between quarters was due to reduced liquids and natural gas prices experienced in Q3 2012, largely offset by the impact of increased sales volumes between periods. Revenue for the first nine months of 2012 was $157.0 million, up 10% from $143.1 million in the same period in 2011.

- **Funds flow from operations for Q3 2012 was $26.6 million** ($0.25 per basic share), up 11% from $24.0 million ($0.22 per basic share) in Q3 2011, in spite of the lower commodity prices experienced in Q3 2012. Funds flow from operations for the first nine months of 2012 was $81.2 million ($0.76 per basic share), up 27% from $64.1 million ($0.62 per basic share) in the same period in 2011.

- For the three and nine months ended September 30, 2012, net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts and gain (loss) on property dispositions, net of associated deferred tax impacts, was **$5.2 million and $14.4 million**, compared to $4.2 million and $9.2 million in 2011 periods, respectively.

- The net profit for the first nine months of 2012 was $18.5 million, inclusive of non-cash impairment loss, unrealized gain (loss) on commodity contracts and gain (loss) on property dispositions, net of associated deferred tax impacts, compared to a net profit of $7.6 million in the same period in 2011.

- The Company posted a net loss for Q3 2012 of $0.6 million inclusive of non-cash impairment loss, unrealized gain (loss) on commodity contracts and gain (loss) on property dispositions, net of associated deferred tax impacts, compared to a net profit of $0.8 million for Q3 2011.

- Crude oil, condensate and NGLs produced 71**%** and 75% of revenue for the three and nine month periods ended September 30, 2012, respectively.

- **Production expenses for Q3 2012 fell to $7.96/boe** ($11.4 million), compared to $11.71/boe ($12.7 million) for Q3 2011 and $8.80/boe ($13.3 million) for Q2 2012. The decrease was due to increased production which is a result of 2011 and 2012 drilling in areas with lower production expenses, as well as reduced processing fees in certain areas and continued field optimization projects.

- **Operating netbacks** after including risk management for Q3 2012 were **$22.13/boe**, down from $26.09/boe in Q3 2011. Operating netbacks before risk management for Q3 2012 were $18.29/boe, down from $23.89/boe in Q3 2011 and up from $16.42/boe in Q2 2012. The decreased netback for Q3 2012 compared to Q3 2011 was primarily the result of reduced commodity prices, despite a reduction in transportation, royalties and production expenses. The Q3 2012 netback reflects slightly increased overall commodity prices and reduced expenses compared to Q2 2012.

- Bellatrix spent **$39.8 million on capital projects** during Q3 2012 compared to $44.2 million in Q3 2011. For the first nine months of 2012 as well as 2011, Bellatrix spent $132.3 million on capital projects.

- After dispositions Bellatrix spent $35.5 million on capital projects during Q3 2012 and $125.6 million for the first nine months of 2012.

- **G&A expenses** for Q3 2012 decreased to **$2.38/boe** ($3.4 million), compared to $3.14/boe ($3.4 million) for Q3 2011. G&A expenses for the nine months ended September 30, 2012 were $2.26/boe ($9.9 million), compared to $2.81/boe ($8.6 million) in the same period of 2011.

- **Total net debt** as of September 30, 2012 was **$166.2 million**, including the liability component of convertible debentures.

- As at September 30, 2012, Bellatrix had $104.6 million drawn on its total $200 million credit facility.

OUTLOOK

During the fourth quarter of 2012 the Company expects to drill an estimated 6 gross (4.85 net) Cardium oil wells which includes a second long reach Cardium horizontal well (programmed to drill to a total depth of 5,511 m including a horizontal length of 3,048 m) in the Brazeau area. With reductions in industry activity levels Bellatrix, through negotiation, has been able to reduce our **average cost base per well by 10%** and expects to carry these savings through the winter of 2012/13. The Company is also moving to **pad drilling wherever plausible** in our continuing effort to bring down the capital cost per well improving our already industry leading F & D costs and recycle ratios.

In an effort to mitigate the effects of the recent extended spring breakup conditions which has had a significant impact on Q3 production during the past couple of years, the Company is maturing drilling pads that will provide access during this unpredictable inclement period for drilling, completing and tie in of new wells.

Bellatrix continues to focus on growth by development of its core Cardium and Notikewin/Falher assets utilizing its large inventory of geological prospects. The Company has developed an inventory of **644 net remaining Cardium locations** and **354 net Notikewin/Falher locations** representing a **net remaining investment of $3.95 billion** based on current drilling costs. As at September 30, 2012, Bellatrix has approximately **197,428 net undeveloped acres** and including all opportunities has in excess of 1,525 net exploitation drilling opportunities identified, with capital requirements of $6.98 billion, based on current drilling costs, representing over **40 years of drilling inventory** based on current annual cash flow. The Company continues to focus on adding Cardium and Notikewin prospective lands.

As always we are **dedicated to providing our shareholders with sustainable growth in value**.

Raymond G. Smith, P. Eng.
President and CEO
November 7, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 7, 2012 – The following Management's Discussion and Analysis of financial results ("MD&A") as provided by the management of Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2012, and the audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010 and the related Management's Discussion and Analysis of financial results as disclosure which is unchanged from such Management's Discussion and Analysis may not be repeated herein. This commentary is based on information available to, and is dated as of, November 7, 2012. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

INITIAL PRODUCTION RATES: Initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery.

NON-GAAP MEASURES: This Management's Discussion and Analysis and the accompanying report to shareholders contain the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this Management's Discussion and Analysis. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This Management's Discussion and Analysis and the accompanying report to shareholders also contains other terms such as net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions, total net debt, and operating netbacks, which are not recognized measures under GAAP. Net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions is calculated as net profit (loss) per the Consolidated Statement of Comprehensive Income, excluding the non-cash impairment loss, net unrealized gain or loss on commodity contracts, and gain or loss on property dispositions net of the deferred tax impact on these adjustments. Total net debt is calculated as long-term debt plus the liability component of the convertible debentures and the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income. Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating expenses. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance. Bellatrix's method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

Additional information relating to the Company, including the Bellatrix's Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements including management's assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, 2012 capital expenditure budget, the nature of expenditures and the method of financing thereof, expected 2012 average production and exit rate, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2012 operating expenses and general and administrative expenses, 2013 capital expenditure budget and the nature of capital expenditures and the timing and method of financing thereof, expected 2013 average production and exit rate, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, plans to utilize pad drilling, and use of funds from property dispositions may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could effect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Bellatrix is the continuing corporation resulting from the reorganization (the "Reorganization") effective November 1, 2009 pursuant to a plan of arrangement involving, among others, True Energy Trust (the "Trust" or "True"), Bellatrix and security holders of the Trust.

Bellatrix's common shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

Third Quarter 2012 Financial and Operational Results

Disposition

During the third quarter of 2012, Bellatrix closed on the disposition of a minor non-core property interest in the Wainwright area, Alberta for $4.25 million after adjustments. This non-operated unit heavy oil property had production of approximately 59 boe/d. The net proceeds from the disposition were initially used to reduce the Company's bank indebtedness, and ultimately will be directed towards the development of the Company's Cardium oil resource program.

Sales Volumes

Sales volumes for the three months ended September 30, 2012 averaged 15,503 boe/d compared to 11,837 boe/d for the same period in 2011, representing a 31% increase. Total crude oil, condensate and NGLs averaged approximately 34% of sales volumes for the three months ended September 30, 2012, compared to 37% of sales volumes in the same period in 2011. Sales volumes for the nine months ended September 30, 2012 averaged 15,989 boe/d, compared to 11,194 boe/d for the same period in 2011, representing a 43% increase. The increase in sales was primarily a result of a year over year increased capital program and the associated drilling success achieved in the Cardium and Notikewin resource plays. Capital expenditures for the nine months ended September 30, 2012 were $132.3 million, compared to $132.3 million for the same period in 2011.

Third quarter 2012 sales volumes decreased by 6% from second quarter 2012 average sales volumes of 16,569 boe/d. The average sales volumes for the third quarter of 2012 were negatively affected by protracted spring breakup conditions, scheduled plant turnarounds, a series of intense localized storms resulting in an unusually high number of occurrences of unscheduled downtime, and prolonged wet conditions delaying the third quarter drilling, completion, and tie-in program. Power outages caused by power poles being struck by lightning, hail, and intense rain shorted out transformers. In addition, a violent rain storm shorted out electrical panels which created significant downtime for a major midstream operator that processes a portion of the Company's production. However, the Company continues to expect it will meet its previously announced 2012 calendar year guidance of average daily production of 16,500 to 17,000 boe/d, and an exit rate of 19,000 boe/d to 19,500 boe/d.

Sales Volumes

		Three months ended September 30,		Nine months ended September 30,	
		2012	2011	2012	2011
Light oil and condensate	(bbls/d)	3,672	3,365	4,025	3,245
NGLs	(bbls/d)	1,240	803	1,377	684
Heavy oil	(bbls/d)	292	245	311	313
Total crude oil, condensate and NGLs	(bbls/d)	5,204	4,413	5,713	4,242
Natural gas	(mcf/d)	61,796	44,546	61,654	41,710
Total boe/d	(6:1)	15,503	11,837	15,989	11,194

During the first nine months of 2012, Bellatrix posted a 100% success rate drilling and/or participating in 24 gross (20.15 net) wells, resulting in 18 gross (15.15 net) Cardium oil wells, 2.0 gross (2.0 net) Cardium condensate-rich gas wells, 1.0 gross (1.0 net) Duvernay gas well, and 3.0 gross (2.0 net) Notikewin/Falher liquids-rich gas wells. Bellatrix drilled 9 gross (7.71 net) wells consisting of 7 gross (6.21 net) Cardium oil wells and 2 gross (1.5 net) liquids-rich Notikewin/Falher gas wells in the third quarter of 2012.

By comparison, Bellatrix drilled or participated in 42 gross (27.19 net) wells during the first nine months of 2011, including 31 gross (22.35 net) oil wells and 11 gross (4.84 net) liquids-rich natural gas wells.

For the three months ended September 30, 2012, crude oil, condensate and NGL sales volumes increased by approximately 18%, averaging 5,204 bbl/d compared to 4,413 bbl/d in the third quarter of 2011. For the nine months ended September 30, 2012, crude oil, condensate and NGL sales volumes increased by approximately 35%, averaging 5,713 bbl/d compared to 4,242 bbl/d in the same period in 2011. The weighting towards crude oil, condensate and NGLs decreased slightly in the third quarter of 2012 at 34%, compared to 37% in the same period in 2011. The reduction in liquids weighting quarter over quarter was a direct result of adding the dry gas producing Duvernay well during the second quarter of 2012, as well as bringing on several other high-productivity gas wells.

The weighting towards crude oil, condensate and NGLs for the nine months ended September 30, 2012 was 36%, compared to 38% for the same period in 2011.

Sales of natural gas averaged 61.8 Mmcf/d for the three months ended September 30, 2012, compared to 44.5 Mmcf/d in the same period in 2011, an increase of approximately 39%. The weighting towards natural gas sales volumes averaged approximately 66% for the third quarter of 2012, compared to 63% in the 2011 third quarter. For the nine months ended September 30, 2012, sales of natural gas averaged 61.7 Mmcf/d, an increase of approximately 48% from average sales volumes of 41.7 Mmcf/d realized in the comparative 2011 period.

For the remainder of 2012, Bellatrix will continue to be active in drilling its two core resource plays, the Cardium oil and Notikewin condensate-rich gas, utilizing horizontal drilling multi-fracturing technology. The Company's 2012 capital expenditure budget is between $140 to $150 million. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide average daily production of approximately 16,500 to 17,000 boe/d. The Company is maintaining its previously announced 2012 exit rate guidance of approximately 19,000 boe/d to 19,500 boe/d.

Commodity Prices

Average Commodity Prices

	Three months ended September 30,		%	Nine months ended September 30,		
	2012	2011	Change	2012	2011	% Change
Exchange rate *(US$/CDN$)*	1.0053	1.0197	(1)	0.9981	1.0224	(2)
Crude oil:						
WTI *(US$/bbl)*	92.20	89.54	3	96.16	95.48	1
Edmonton par – light oil ($/bbl)	84.79	92.45	(8)	87.29	94.32	(7)
Bow River – medium/heavy oil ($/bbl)	72.51	71.90	1	76.50	75.25	2
Hardisty Heavy – heavy oil *($/bbl)*	58.08	62.11	(6)	64.69	66.23	(2)
Bellatrix's average prices *($/bbl)*						
Light crude oil and condensate	84.98	88.91	(4)	87.74	91.42	(4)
NGLs	28.62	51.74	(45)	38.90	53.10	(27)
Heavy crude oil	63.95	64.19	-	69.17	66.13	5
Total crude oil and NGLs	70.37	80.78	(13)	74.96	83.37	(10)
Total crude oil and NGLs (including risk management [1])	70.72	82.38	(14)	72.83	80.85	(10)
Natural gas:						
NYMEX *(US$/mmbtu)*	2.89	4.05	(29)	2.58	4.21	(39)
AECO daily index (CDN$/mcf)	2.28	3.66	(38)	2.11	3.76	(44)
AECO monthly index (CDN$/mcf)	2.19	3.72	(41)	2.18	3.74	(42)
Bellatrix's average price *($/mcf)*	2.45	3.91	(37)	2.26	3.97	(43)
Bellatrix's average price (including risk management[1]) *($/mcf)*	3.38	4.33	(22)	2.96	4.23	(30)

[1] Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For light oil and condensate, Bellatrix recorded an average $84.98/bbl before commodity price risk management contracts during the third quarter of 2012, 4% lower than the average price received in the comparative 2011 period. In comparison, the Edmonton par price decreased by 8% over the same period. For light oil and condensate, Bellatrix recorded an average $87.74/bbl before commodity price risk management contracts during the nine months ended September 30, 2012, 4% lower than the average price received in the comparative 2011 period. In comparison, the Edmonton par price decreased by 7% over the same period. The average WTI crude oil benchmark price remained relatively unchanged in the first nine months of 2012 compared to the same period in 2011. The average US$/CDN$ foreign exchange rate was 0.9981 for the nine months ended September 30, 2012, a decrease of 2% compared to an average rate of 1.0224 in the same period in 2011.

For NGLs, Bellatrix recorded an average $28.62/bbl during the third quarter of 2012, a 45% decrease from the $51.74/bbl received in the comparative 2011 period. For the nine months ended September 30, 2012, Bellatrix received an average NGL price of $38.90/bbl, a 27% decrease from the $53.10/bbl received in the comparative 2011 period. The decrease in NGL pricing between the 2012 and 2011 periods is largely attributable to changes in NGL market supply conditions between the periods.

For heavy crude oil, Bellatrix received an average price before commodity risk management contracts of $63.95/bbl in the 2012 third quarter, relatively consistent with prices realized in the third quarter of 2011. For the nine months ended September 30, 2012, Bellatrix received an average price of $69.17/bbl for heavy crude oil, a 5% increase when compared to the same period in 2011. In comparison, the Bow River reference price increased by 1%, and the Hardisty Heavy reference price decreased by 6% between the third quarter of 2011 and the third quarter of 2012. Between the first nine months of 2011 and the first nine months of 2012, the Bow River reference price increased by 2%, and the Hardisty Heavy reference price decreased by 2%. The majority of Bellatrix's heavy crude oil density ranges between 11 and 16 degrees API, consistent with the Hardisty Heavy reference price.

Bellatrix's natural gas sales are priced with reference to the daily or monthly AECO indices. During the third quarter of 2012, the AECO daily reference price decreased by 38%, and the AECO monthly reference price decreased by approximately 41% compared to the third quarter of 2011. Bellatrix's natural gas average sales price before commodity price risk management contracts for the third quarter of 2012 decreased by 37% compared to the same period in 2011. During the nine months ended September 30, 2012, the AECO daily reference price decreased by approximately 44% and the AECO monthly reference price decreased by approximately 42%, compared to the nine months ended September 30, 2011. Bellatrix's natural gas average sales price before commodity price risk management contracts for the nine months ended September 30, 2012 decreased by 43% compared to the same period in 2011. Bellatrix's natural gas average price after including commodity price risk management contracts for the three and nine months ended September 30, 2012 was $3.38/mcf and $2.96/mcf, compared to $4.33/mcf and $4.23/mcf for the three and nine months ended September 30, 2011, respectively.

Revenue

Revenue before other income, royalties and commodity price risk management contracts for the three months ended September 30, 2012 was $47.6 million, 2% lower than the $48.8 million in the third quarter of 2011. The decrease in revenues between quarters was due to reduced liquids and natural gas prices experienced in the third quarter of 2012, largely offset by the impact of increased sales volumes between the periods. Revenue before other income, royalties and commodity price risk management contracts for the nine month period ended September 30, 2012 was $155.6 million, 10% higher than the $141.8 million realized in the comparative 2011 period.

Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the three and nine months ended September 30, 2012 increased from the comparative 2011 periods by approximately 3% and 21%, respectively, resulting from higher sales volumes, partially offset by lower light crude oil, condensate and NGL prices when compared to the same periods in 2011. In the third quarter of 2012, total crude oil, condensate and NGL revenues contributed 71% of total revenue (before other) compared to 67% in the same period in 2011. For the nine months ended September 30, 2012, total crude oil, condensate and NGL revenues contributed 75% of total revenue (before other), compared to 68% in the same period in 2011. Light crude oil, condensate and NGL revenues in the three and nine months ended September 30, 2012 comprised 95% of total crude oil, condensate and NGL revenues (before other) for those periods, compared to 96% and 94% composition realized in the three month and nine month periods ended September 30, 2011, respectively.

Natural gas revenue before other income, royalties and commodity price risk management contracts for the third quarter of 2012 decreased by approximately 13% compared to the third quarter of 2011 as a result of a 37% decrease in realized gas prices before risk management, offset by an approximate 39% increase in sales volumes between the periods. Natural gas revenue before other income, royalties and commodity price risk management contracts for the first nine months of 2012 decreased by approximately 15% compared to the nine months ended September 30, 2011 as a result of a 43% decrease in realized gas prices before risk management offset by an approximate 48% increase in sales volumes between the periods.

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2012	2011	2012	2011
Light crude oil and condensate	28,706	27,527	96,766	80,987
NGLs	3,264	3,822	14,676	9,920
Heavy oil	1,724	1,443	5,886	5,662
Crude oil and NGLs	33,694	32,792	117,328	96,569
Natural gas	13,914	16,022	38,239	45,191
Total revenue before other	47,608	48,814	155,567	141,760
Other [1]	518	331	1,464	1,364
Total revenue before royalties and risk management	48,126	49,145	157,031	143,124

[1] Other revenue primarily consists of processing and other third party income.

Commodity Price Risk Management

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of eighteen months beyond the transaction date. The program is designed to provide price protection on a portion of the Company's future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix's capital expenditure program. Any remaining production is realized at market prices.

A summary of the financial commodity price risk management volumes and average prices by quarter currently outstanding as of November 7, 2012 is shown in the following tables:

Natural gas
Average Volumes (GJ/d)

	Q4 2012
Fixed	13,478

Average Price ($/GJ AECO C)

	Q4 2012
Fixed	3.52

Crude oil and liquids

Average Volumes (bbls/d)

	Q4 2012
Call option	833
Fixed	3,000
Total bbls/d	3,833

	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Call option	3,000	3,000	3,000	3,000
Fixed	1,500	1,500	1,500	1,500
Total bbls/d	4,500	4,500	4,500	4,500

Average Price ($/bbl WTI)

	Q4 2012
Call option (ceiling price) (US$/bbl)	110.00
Fixed price (CDN$/bbl)	92.30

	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Call option (ceiling price) (US$/bbl)	110.00	110.00	110.00	110.00
Fixed price (CDN$/bbl)	94.50	94.50	94.50	94.50

Included in the above natural gas table are fixed price contracts of an average of $4.10/GJ at 30,000 GJ/d from April 1, 2012 to October 31, 2012 which were funded by selling call options of 3,000 bbl/d at US$110.00 for the 2013 calendar year.

As of September 30, 2012, the fair value of Bellatrix's outstanding commodity contracts is a net unrealized liability of $1.1 million as reflected in the financial statements. The fair value or mark-to-market value of these contracts is based on the estimated amount that would have been received or paid to settle the contracts as at September 30, 2012 and will be different from what will eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Consolidated Statements of Comprehensive Income within the financial statements.

The following is a summary of the gain (loss) on commodity contracts for the three and nine months ended September 30, 2012 and 2011 as reflected in the Consolidated Statements of Comprehensive Income in the financial statements:

Commodity contracts

($000s)	Crude Oil & Liquids	Natural Gas	Q3 2012 Total	Q3 2011 Total
Realized cash gain (loss) on contracts	166	5,306	5,472	2,392
Unrealized gain (loss) on contracts [1]	(1,662)	(5,101)	(6,763)	8,556
Total gain on commodity contracts	(1,496)	205	(1,291)	10,948

Commodity contracts

($000s)	Crude Oil & Liquids	Natural Gas	YTD 2012 Total	YTD 2011 Total
Realized cash gain (loss) on contracts	(3,326)	11,779	8,453	75
Unrealized gain (loss) on contracts [1]	11,053	(1,560)	9,493	10,776
Total gain on commodity contracts	7,727	10,219	17,946	10,851

[1] Unrealized gain (loss) on commodity contracts represent non-cash adjustments for changes in the fair value of these contracts during the period.

Royalties

For the three months ended September 30, 2012, total royalties were $8.9 million compared to $8.6 million incurred in the third quarter of 2011. Overall royalties as a percentage of revenue (after transportation costs) in the third quarter of 2012 were 19%, compared with 18% in the 2011 third quarter. For the nine months ended September 30, 2012, total royalties were $26.9 million compared to $25.9 million incurred in the same period in 2011. Overall royalties as a percentage of revenue (after transportation costs) for the nine months ended September 30, 2012 were 18%, compared with 19% in the same period in 2011.

The Company's heavy oil properties consist of principally the Frog Lake Alberta assets which are subject to high crown royalty rates. Certain light oil wells are now incurring higher royalty rates as they come off the initial royalty incentive rates. The Company's royalty percentage for natural gas royalties continues to decline due to increased production from recently drilled wells which take advantage of Alberta royalty incentive programs.

Royalties by Commodity Type

($000s, except where noted)	Three months ended September 30, 2012	2011	Nine months ended September 30, 2012	2011
Light crude oil, condensate and NGLs	7,378	6,353	24,510	16,942
$/bbl	16.33	16.57	16.56	15.80
Average light crude oil, condensate and NGLs royalty rate (%)	24	21	22	19
Heavy Oil	837	418	2,775	2,642
$/bbl	31.16	18.54	32.57	30.92
Average heavy oil royalty rate (%)	51	29	49	47
Natural Gas	664	1,815	(367)	6,338
$/mcf	0.12	0.44	(0.02)	0.56
Average natural gas royalty rate (%)	5	12	(1)	15
Total	8,879	8,586	26,918	25,922
$/boe	6.23	7.88	6.14	8.48
Average total royalty rate (%)	19	18	18	19

Royalties by Type

($000s)	Three months ended September 30, 2012	2011	Nine months ended September 30, 2012	2011
Crown royalties	2,744	2,776	8,663	9,461
Indian Oil and Gas Canada royalties	1,907	2,763	4,802	6,089
Freehold & GORR	4,228	3,047	13,453	10,372
Total	8,879	8,586	26,918	25,922

Expenses

($000s)	Three months ended September 30, 2012	2011	Nine months ended September 30, 2012	2011
Production	11,360	12,748	37,938	36,226
Transportation	1,282	1,462	3,760	4,138
General and administrative	3,397	3,423	9,882	8,590
Interest and financing charges [1]	2,476	1,730	7,006	5,299
Share-based compensation	945	568	2,505	2,083

[1] Does not include financing charges in relation to the Company's accretion of decommissioning liabilities.

Expenses per boe

($ per boe)	Three months ended September 30, 2012	2011	Nine months ended September 30, 2012	2011
Production	7.96	11.71	8.66	11.85
Transportation	0.90	1.34	0.86	1.35
General and administrative	2.38	3.14	2.26	2.81
Interest and financing charges	1.74	1.59	1.60	1.73
Share-based compensation	0.66	0.52	0.57	0.68

Production Expenses

For the three and nine months ended September 30, 2012, production expenses totaled $11.4 million ($7.96/boe) and $37.9 million ($8.66/boe), respectively, compared to $12.7 million ($11.71/boe) and $36.2 million ($11.85/boe) recorded in the same periods in 2011. For the three months ended September 30, 2012, production expenses decreased overall and on a per boe basis when compared to the same period in 2011. The decrease in production expenses on a boe basis in the 2012 third quarter is primarily due to increased production, which is a result of drilling in both 2011 and the first nine months of 2012 in areas with lower production expenses, as well as reduced processing fees in certain areas and continued field optimization projects.

Bellatrix is targeting operating costs of approximately $54.0 million ($8.75/boe) for the 2012 year in total, which is a reduction from the $11.53/boe operating costs incurred for the 2011 year. This is based upon assumptions of estimated 2012 average production of approximately 16,500 boe/d to 17,000 boe/d, continued field optimization work and planned capital expenditures in producing areas which are anticipated to have lower operating costs.

Production Expenses by Commodity Type

($000s, except where noted)	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Light crude oil, condensate and NGLs	4,745	5,238	15,375	14,553
$/bbl	10.50	13.66	10.39	13.57
Heavy oil	373	782	1,268	2,016
$/bbl	13.88	34.69	14.88	23.59
Natural gas	6,242	6,728	21,295	19,657
$/mcf	1.10	1.64	1.26	1.73
Total	11,360	12,748	37,938	36,226
$/boe	7.96	11.71	8.66	11.85
Total	11,360	12,748	37,938	36,226
Processing and other third party income [1]	(518)	(331)	(1,464)	(1,364)
Total after deducting processing and other third party income	10,842	12,417	36,474	34,862
$/boe	7.60	11.40	8.33	11.41

[1] Processing and other third party income is included within petroleum and natural gas sales on the Consolidated Statements of Comprehensive Income.

Transportation

Transportation expenses for the three and nine months ended September 30, 2012 were $1.3 million ($0.90/boe) and $3.8 million ($0.86/boe), respectively, compared to $1.5 million ($1.34/boe) and $4.1 million ($1.35/boe) in the same periods in 2011. The decrease in per boe costs is reflective of a higher volume of oil production being shipped through pipelines rather than through trucking at a higher cost, as well as reduced gas transportation fees resulting from the acquisition of an ownership interest in certain gathering and processing facilities in the first half of 2011.

Operating Netback

Field Operating Netback – Corporate (before risk management)

($/boe)	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Sales	33.38	44.82	35.51	46.39
Transportation	(0.90)	(1.34)	(0.86)	(1.35)
Royalties	(6.23)	(7.88)	(6.14)	(8.48)
Production expense	(7.96)	(11.71)	(8.66)	(11.85)
Field operating netback	18.29	23.89	19.85	24.71

For the third quarter of 2012, corporate field operating netback (before commodity price risk management contracts) was $18.29/boe compared to $23.89/boe in the third quarter of 2011. The reduced netback was primarily the result of reduced commodity prices, offset by reduced transportation, royalty and production expenses. After including commodity price risk management contracts, the corporate field operating netback for the third quarter of 2012 was $22.13/boe compared to $26.09/boe in the 2011 third quarter. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For the nine months ended September 30, 2012, corporate field operating netback (before commodity price risk management contracts) was $19.85/boe compared to $24.71/boe in the first nine months of 2011. The reduced netback was primarily the result of reduced commodity prices, despite reductions in transportation, royalty and production expenses. After including commodity price risk management contracts, the corporate field operating netback for the first nine months of 2012 was $21.78/boe compared to $24.72/boe in the same period in 2011.

Field Operating Netback – Crude Oil, Condensate and NGLs (before risk management)

	Three months ended September 30,		Nine months ended September 30,	
($/bbl)	2012	2011	2012	2011
Sales	70.37	80.77	74.96	83.39
Transportation	(1.40)	(1.96)	(1.13)	(1.99)
Royalties	(17.16)	(16.68)	(17.43)	(16.91)
Production expense	(10.69)	(14.83)	(10.63)	(14.31)
Field operating netback	41.12	47.30	45.77	50.18

Field operating netback for crude oil, condensate and NGLs averaged $41.12/bbl for the three months ended September 30, 2012, a decrease of 13% from $47.30/bbl realized in the comparative 2011 period. In the third quarter of 2012, Bellatrix's combined crude oil and NGLs average price (before risk management) decreased by approximately 13% compared to the third quarter of 2011. The commodity price decrease in conjunction with a slight increase in royalties was partially offset by reductions in production, and transportation expenses, resulting in the overall decrease to the field operating netback for crude oil, condensate and NGLs. After including commodity price risk management contracts, field operating netback for crude oil and NGLs for the three months ended September 30, 2012 decreased to $41.48/boe compared to $48.91/boe in the same period in 2011.

Field operating netback for crude oil, condensate and NGLs averaged $45.77/bbl for the nine months ended September 30, 2012, a decrease of 9% from $50.18/bbl realized in the comparative 2011 period. In the first nine months of 2012, Bellatrix's combined crude oil and NGLs average price (before risk management) decreased by approximately 10% compared to the same period in 2011. The commodity price decrease was partially offset by reductions in production, royalties, and transportation expenses, resulting in the overall decrease to the field operating netback for crude oil, condensate and NGLs. After including commodity price risk management contracts, field operating netback for crude oil and NGLs for the nine months ended September 30, 2012 decreased to $43.64/boe compared to $47.65/boe in the same period in 2011.

Field Operating Netback – Natural Gas (before risk management)

	Three months ended September 30,		Nine months ended September 30,	
($/mcf)	2012	2011	2012	2011
Sales	2.45	3.91	2.26	3.97
Transportation	(0.11)	(0.16)	(0.12)	(0.16)
Royalties	(0.12)	(0.44)	0.02	(0.56)
Production expense	(1.10)	(1.64)	(1.26)	(1.73)
Field operating netback	1.12	1.67	0.90	1.52

Field operating netback for natural gas in the third quarter of 2012 year decreased by 33% to $1.12/mcf, compared to $1.67/mcf realized in the third quarter of 2011, reflecting depressed natural gas prices, offset somewhat by lower production, transportation and royalty expenses. After including commodity price risk management contracts, field operating netback for natural gas for the three months ended September 30, 2012 increased to $2.06/mcf, which compared to $2.09/mcf in the third quarter of 2011.

Field operating netback for natural gas in the nine months ended September 30, 2012 year decreased by 41% to $0.90/mcf, compared to $1.52/mcf realized in the third quarter of 2011, reflecting depressed natural gas prices, offset somewhat by lower production, transportation and royalty expenses. After including commodity price risk management contracts, field operating netback for natural gas for the nine months ended September 30, 2012 increased to $1.60/mcf, which compared to $1.79/mcf in the same period in 2011.

General and Administrative

General and administrative ("G&A") expenses (after capitalized G&A and recoveries) for the three and nine month periods ended September 30, 2012 were $3.4 million ($2.38/boe) and $9.9 million ($2.26/boe), respectively, compared to $3.4 million ($3.14/boe) and $8.6 million ($2.81/boe) for the same periods in 2011. G&A expenses remained consistent on an overall basis in the third quarter of 2012 compared to the same period in 2011. For the nine months ended September 30, 2012, G&A expenses were slightly higher in comparison to the same period in 2011 which is reflective of higher compensation and base costs and lower recoveries, offset partially by higher capitalized G&A.   On a boe basis, G&A for the third quarter of 2012 decreased by approximately 24% when compared to the third quarter of 2011. The decrease was primarily as a result of higher average sales volumes in the 2012 period, despite higher overall costs.

For 2012, the Company is anticipating G&A expenses after capitalization to be approximately $14.0 million ($2.27/boe) based on estimated 2012 average production volumes of approximately 16,500 boe/d to 17,000 boe/d. This compares to actual 2011 G&A costs of $2.83/boe.

General and Administrative Expenses

($000s, except where noted)	Three months ended September 30,		Nine months ended September 30,	
	2012	2011	2012	2011
Gross expenses	5,111	4,419	15,104	13,547
Capitalized	(1,045)	(867)	(3,206)	(2,620)
Recoveries	(669)	(129)	(2,016)	(2,337)
G&A expenses	3,397	3,423	9,882	8,590
G&A expenses, per unit ($/boe)	2.38	3.14	2.26	2.81

Interest and Financing Charges

Bellatrix recorded $2.5 million and $7.0 million of interest and financing charges related to bank debt and its debentures for the three and nine month periods ended September 30, 2012, compared to $1.7 million and $5.3 million in the three and nine month periods ended September 30, 2011, respectively. The increase in interest and financing charges between these periods was primarily due to greater interest and accretion charges in relation to the Company's outstanding debentures in conjunction with higher interest charges related to the Company's long-term debt as the Company carried a higher average debt balance in the 2012 periods compared to the same periods in 2011. Bellatrix's total net debt at September 30, 2012 of $166.2 million includes the $50.3 million liability portion of its $55 million principal amount of 4.75% convertible unsecured subordinated debentures (the "4.75% Debentures"), $104.6 million of bank debt and the net balance of the working capital deficiency. Total net debt of $101.3 million as of September 30, 2011 reflected a temporary reduction in bank indebtedness following the completion of a $55 million equity issuance in May 2011. The 4.75% Debentures have a maturity date of April 30, 2015.

Interest and Financing Charges [1]

($000s, except where noted)	Three months ended September 30,		Nine months ended September 30,	
	2012	2011	2012	2011
Interest and financing charges	2,476	1,730	7,006	5,299
Interest and financing charges ($/boe)	1.74	1.59	1.60	1.73

[1] Does not include financing charges in relation to the Company's accretion of decommissioning liabilities

Debt to Funds Flow from Operations Ratio

($000s, except where noted)	Three months ended September 30,		Nine months ended September 30,	
	2012	2011	2012	2011
Debt to funds flow from operations [1] ratio (annualized) [3]				
Funds flow from operations [1] (annualized)	106,452	98,856	108,231	85,489
Total net debt [2] at period end	166,219	101,336	166,219	101,336
Total net debt to periods funds flow from operations ratio (annualized) [3]	1.6x	1.1x	1.5x	1.2x
Net debt [2] (excluding convertible debentures) at period end	115,950	52,644	115,950	52,644
Net debt to periods funds flow from operations ratio (annualized) [3]	1.1x	0.6x	1.1x	0.6x
Debt to funds flow from operations [1] ratio (trailing) [4]				
Funds flow from operations [1] (trailing)	112,643	80,459	112,643	80,459
Total net debt [2] to funds flow from operations (trailing)	1.5x	1.3x	1.5x	1.3x
Net debt [2] (excluding convertible debentures) to funds flow from operations for the period	1.0x	0.7x	1.0x	0.7x

[1] As detailed previously in this Management's Discussion and Analysis, funds flow from operations is a term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, less decommissioning costs incurred and changes in non-cash working capital incurred. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

[2] Net debt and total net debt are considered non-GAAP terms. The Company's calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligation and the deferred tax liability. Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation. Net debt also excludes the liability component of convertible debentures. Total net debt and net debt are non-GAAP measures; refer to the following reconciliation of total liabilities to total net debt and net debt.

[3] Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon third quarter funds flow from operations annualized.

[4] Trailing periods funds flow from operations ratio annualized is based on the twelve-month periods ended September 30, 2012 and September 30, 2011.

Reconciliation of Total Liabilities to Total Net Debt and Net Debt

($000s)	As at September 30,	
	2012	2011
Total liabilities per financial statements	257,600	185,463
Current liabilities included within working capital calculation	(54,967)	(54,511)
Deferred liability – flow-through shares	-	(434)
Commodity contract liability	(692)	(199)
Decommissioning Liabilities	(42,784)	(42,918)
Finance lease obligation	(4,246)	(1,330)
Working Capital		
Current assets	(42,705)	(45,445)
Current liabilities	54,967	54,511
Current portion of finance lease	(507)	(151)
Net commodity contract asset (liability)	(447)	6,350
	11,308	15,265
Total net debt	166,219	101,336
Convertible debentures	(50,269)	(48,692)
Net debt	115,950	52,644

Share-Based Compensation

Non-cash share-based compensation expense for the three months ended September 30, 2012 was an expense of $0.9 million compared to $0.6 million in the same period in 2011. The increase in non-cash share-based compensation expense between the third quarter of 2011 and the third quarter of 2012 is primarily a result of higher Deferred Share Unit Plan expenses of $0.4 million, compared to a net recovery of $0.1 million recognized in the comparative 2011 period which was the result of the revaluation of outstanding Deferred Share Units to a lower unit price for that quarter.

Non-cash share-based compensation expense for the nine months ended September 30, 2012 was an expense of $2.5 million compared to $2.1 million in the same period in 2011. The overall increase in non-cash share-based compensation expense between the first nine months of 2011 and the first nine months of 2012 is primarily a result of a larger number of outstanding share options expensed during the period and greater Deferred Share Unit Plan expenses of $0.8 million (2011: $0.6 million), offset partially by higher capitalized share-based compensation of $1.2 million (2011: $0.9 million).

Depletion and Depreciation

Depletion and depreciation expenses for the three and nine month periods ended September 30, 2012 were $18.0 million ($12.59/boe) and $57.1 million ($13.04/boe), compared to $15.8 million ($14.52/boe) and $45.8 million ($14.98/boe) recognized in the three and nine month periods ended September 30, 2011, respectively. For both the three and nine month periods ended September 30, 2012, the decrease in depletion and depreciation expense, on a per boe basis, was primarily a result of an increase in the reserve base used for the depletion calculation, partially offset by a higher cost base and increased future development costs.

For the three months ended September 30, 2012 Bellatrix has included a total of $371.9 million (2011: $159.8 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $34.8 million (2011: $34.9 million) for estimated salvage.

Depletion and Depreciation

($000s, except where noted)	Three months ended September 30,		Nine months ended September 30,	
	2012	2011	2012	2011
Depletion and Depreciation	17,953	15,815	57,125	45,764
Per unit ($/boe)	12.59	14.52	13.04	14.98

Impairment of Assets

In accordance with IFRS, the Company calculates an impairment test when there are indicators of impairment. The impairment test is performed at the asset or cash generating unit ("CGU") level. IAS 36 – "Impairment of Assets" ("IAS 36") is a one step process for testing and measuring impairment of assets. Under IAS 36, the asset or CGU's carrying value is compared to the higher of: value-in-use and fair value less costs to sell. Value in use is defined as the present value of the future cash flows expected to be derived from the asset or CGU.

As at September 30, 2012, Bellatrix reviewed and determined there were no impairment indicators requiring an impairment test to be performed.

When performed, the impairment test will be based upon the higher of value-in-use and estimated fair market values for the Company's properties, including but not limited to an updated external reserve engineering report which incorporates a full evaluation of reserves on an annual basis or internal reserve updates at quarterly periods, and the latest commodity pricing deck. Estimating reserves is very complex, requiring many judgments based on available geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

Income Taxes

Deferred income taxes arise from differences between the accounting and tax basis of the Company's assets and liabilities. For the nine months ended September 30, 2012, the Company recognized a deferred income tax expense of $6.8 million compared to a deferred income tax expense of $4.8 million in the first nine months of 2011.

At September 30, 2012, the Company had a total deferred tax asset balance of $4.4 million.

At September 30, 2012, Bellatrix had approximately $560 million in tax pools available for deduction against future income as follows:

($000s)	Rate %	2012	2011
Intangible resource pools:			
Canadian exploration expenses	100	45,900	43,000
Canadian development expenses	30	375,200	322,000
Canadian oil and gas property expenses	10	22,300	24,000
Foreign resource expenses	10	800	1,000
Attributed Canadian Royalty Income	(Alberta) 100	16,100	16,000
Undepreciated capital cost [1]	6 – 55	86,300	79,000
Non-capital losses (expire through 2027)	100	10,000	10,000
Financing costs	20 S.L.	3,300	4,000
		559,900	**499,000**

[1] Approximately $80 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred and changes in non-cash working capital incurred.

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations

	Three months ended September 30,		Nine months ended September 30,	
($000s)	2012	2011	2012	2011
Cash flow from operating activities	24,807	28,023	77,321	67,566
Decommissioning costs incurred	196	(87)	559	383
Change in non-cash working capital	1,610	(3,972)	3,293	(3,832)
Funds flow from operations	26,613	23,964	81,173	64,117

Bellatrix's cash flow from operating activities of $24.8 million ($0.23 per basic share and $0.22 per diluted share) for the three months ended September 30, 2012 decreased approximately 11% from the $28.0 million ($0.26 per basic share and $0.24 per diluted share) generated in the comparative 2011 period. Bellatrix generated funds flow from operations of $26.6 million ($0.25 per basic share and $0.23 per diluted share) for the three months ended September 30, 2012, an increase of 11% from $24.0 million ($0.22 per basic share and $0.21 per diluted share) for the comparative 2011 period.

Bellatrix's cash flow from operating activities of $77.3 million ($0.72 per basic share and $0.67 per diluted share) for the nine months ended September 30, 2012 increased approximately 14% from the $67.6 million ($0.66 per basic share and $0.61 per diluted share) generated in the comparative 2011 period. Bellatrix generated funds flow from operations of $81.2 million ($0.76 per basic share and $0.70 per diluted share) for the nine months ended September 30, 2012, an increase of 27% from $64.1 million ($0.62 per basic share and $0.58 per diluted share) for the comparative 2011 period.

The increase between the three and nine month periods ended September 30, 2012 and the comparative 2011 periods was principally due to higher net realized gains on the Company's commodity risk management contracts, despite lower

operating netbacks due to significantly reduced commodity prices and financing expenses experienced during the 2012 periods, and slightly higher general and administrative expenses for the nine month period.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the current fair market value of the contract over its entire term and are included in the calculation of net profit.

As previously noted in this MD&A, net profit before the unrealized gain on commodity contracts and gain (loss) on property dispositions is a non-GAAP measure. A reconciliation between this measure and net loss per the Consolidated Statement of Comprehensive Income is provided below.

For the three months ended September 30, 2012, net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions, net of associated deferred tax impacts, was $5.2 million compared to a net profit of $4.2 million in the third quarter of 2011.   For the nine months ended September 30, 2012, net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions, net of associated deferred tax impacts, was $14.4 million compared to a net profit of $9.2 million in the nine months ended September 30, 2011.

Reconciliation of Net Profit (Loss) to Net Profit Before Non-Cash Impairment Loss, Unrealized Gain (Loss) on Commodity Contracts, and Gain (Loss) on Property Dispositions

	Three months ended September 30,		Nine months ended September 30,	
($000s)	2012	2011	2012	2011
Net profit (loss) per financial statements	(615)	820	18,520	7,648
Items subject to reversal				
Impairment loss on property, plant and equipment	-	14,551	-	14,551
Unrealized (gain) loss on commodity contracts	6,763	(8,556)	(9,493)	(10,776)
Loss (gain) on property dispositions	1,035	(1,531)	4,063	(1,750)
Deferred tax impact of above items	(1,950)	(1,116)	1,358	(506)
Net profit before non-cash impairment loss, unrealized gain (loss) on commodity contracts, and gain (loss) on property dispositions	5,233	4,168	14,448	9,167

A net loss of $0.6 million ($0.01 per basic share and $0.01 per diluted share) was recognized for the three months ended September 30, 2012, compared to a net profit of $0.8 million ($0.01 per basic share and $0.01 per diluted share) in the third quarter of 2011. The net loss recorded in the three months ended September 30, 2012 compared to the net profit recognized for the same period in 2011 is primarily a consequence of higher depletion and depreciation expense, an unrealized loss on commodity contracts compared to an unrealized gain in the comparative 2011 period, and a total net loss on property dispositions compared to a net gain in the 2011 period, partially offset by higher cash flows as noted above.

A net profit of $18.5 million ($0.17 per basic share and $0.17 per diluted share) was recognized for the nine months ended September 30, 2012, compared to a net profit of $7.6 million ($0.07 per basic share and $0.07 per diluted share) in the first nine months of 2011. The net profit recorded in the nine months ended September 30, 2012 compared to the same period in 2011 is primarily a consequence of higher cash flows as noted above, offset somewhat by a higher depletion and depreciation expense, a total net loss on property dispositions compared to a minor gain on property dispositions in the comparative 2011 period, and a higher deferred tax expense.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit (Loss)

	Three months ended September 30,		Nine months ended September 30,	
($000s, except per share amounts)	2012	2011	2012	2011
Cash flow from operating activities	24,807	28,023	77,321	67,566
Basic ($/share)	0.23	0.26	0.72	0.66
Diluted ($/share)	0.22	0.24	0.67	0.61
Funds flow from operations	26,613	23,964	81,173	64,117
Basic ($/share)	0.25	0.22	0.76	0.62
Diluted ($/share)	0.23	0.21	0.70	0.58
Net profit (loss)	(615)	820	18,520	7,648
Basic ($/share)	(0.01)	0.01	0.17	0.07
Diluted ($/share)	(0.01)	0.01	0.17	0.07

Capital Expenditures

Bellatrix invested $39.8 million and $132.3 million in capital projects during the three and nine month periods ended September 30, 2012, compared to $44.2 million and $132.3 million in the three and nine month periods ended September 30, 2011, respectively.

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,	
($000s)	2012	2011	2012	2011
Lease acquisitions and retention	1,757	5,160	4,951	15,324
Geological and geophysical	254	72	296	390
Drilling and completion costs	28,286	34,762	98,424	96,855
Facilities and equipment	9,521	4,371	28,433	16,612
	39,818	44,365	132,104	129,181
Drilling incentive credits	-	(272)	-	(827)
Exploration and development [1]	39,818	44,093	132,104	128,354
Corporate [2]	22	60	166	222
Property acquisitions	-	74	30	3,723
Total capital expenditures – cash	39,840	44,227	132,300	132,299
Property dispositions – cash	(4,325)	(4,140)	(6,670)	(4,181)
Total net capital expenditures – cash	35,515	40,087	125,630	128,118
Other – non-cash [3]	(1,756)	3,457	(1,612)	4,410
Total net capital expenditures	33,759	43,544	124,018	132,528

[1] Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
[2] Corporate includes office furniture, fixtures and equipment.
[3] Other includes non-cash adjustments for the current period's decommissioning liabilities and share based compensation.

During the first nine months of 2012, Bellatrix posted a 100% success rate drilling and/or participating in 24 gross (20.15 net) wells, resulting in 18 gross (15.15 net) Cardium oil wells, 2.0 gross (2.0 net) Cardium condensate-rich gas wells, 1.0 gross (1.0 net) Duvernay gas well, and 3.0 gross (2.0 net) Notikewin/Falher liquids-rich gas wells. Bellatrix drilled 9 gross (7.71 net) wells consisting of 7 gross (6.21 net) Cardium oil wells and 2 gross (1.5 net) liquids-rich Notikewin/Falher gas wells in the third quarter of 2012.

By comparison, Bellatrix drilled or participated in 42 gross (27.19 net) wells during the first nine months of 2011, including 31 gross (22.35 net) oil wells and 11 gross (4.84 net) liquids-rich natural gas wells.

The $39.8 million capital program for the three months ended September 30, 2012 was financed from funds flow from operations and bank debt.

In the third quarter of 2012, the Company spent $39.8 million on capital projects which included the aforementioned drilling program coupled with commissioning a 30 mmcf/d compression facility in the Ferrier area, installation of 7.2 miles of a 10 inch high-pressure gas line with a 4 inch condensate line and a 2 inch fuel gas line, a total of 14.3 miles of 10 and 8 inch gathering system trunk lines, and 4.5 miles of 6 inch gathering system lines to tie in the wells drilled in the quarter.

The Company's capital program for 2012 is between $140 and $150 million funded from the Company's cash flows and to the extent necessary, bank indebtedness. The 2012 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Notikewin areas.

Decommissioning Liabilities

At September 30, 2012, Bellatrix has recorded decommissioning liabilities of $42.8 million, compared to $45.1 million at December 31, 2011, for future abandonment and reclamation of the Company's properties. For the nine months ended September 30, 2012, decommissioning liabilities decreased by a net $2.3 million as a result of a reduction of $3.0 million for liabilities reversed on dispositions and a $0.7 million reduction for changes in estimates, offset by $0.9 million incurred on property acquisitions and development activities and $0.5 million as a result of charges for the unwinding of the discount rates used for fair valuing the liabilities. The $0.7 million decrease as a result of changes in estimates is primarily due to a discount rate variations at September 30, 2012 compared to December 31, 2011, in addition to other abandonment liability revisions.

Liquidity and Capital Resources

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company's existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or reduced.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada. Bellatrix remains highly focused on key business objectives of maintaining financial strength, optimizing capital investments – attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. Bellatrix believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Bellatrix's results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Market conditions have resulted in Bellatrix experiencing primarily downward trends in crude oil pricing for 2012 compared to 2011, and a more significant downward trend in natural gas pricing, although natural gas prices have recently started to recover in 2012.

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with operating debt covenants. Bellatrix is fully compliant with all of its operating debt covenants.

Bellatrix generally relies on operating cash flows and its credit facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix's trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix's accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix sells substantially all of its production to eight primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is currently approximately $10.2 million. Purchasers of Bellatrix's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix reducing or mitigating its exposures to certain counterparties where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in Bellatrix's ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

Total net debt levels of $166.2 million at September 30, 2012 have increased by $46.9 million from $119.3 million at December 31, 2011, primarily as a consequence of an increase in a working capital deficiency and bank debt as the Company executed the first nine months of its 2012 capital program. Total net debt of $101.3 million as of September 30, 2011 reflected a temporary reduction in bank indebtedness following the completion of a $55 million equity issuance in May 2011. Total net debt includes the liability component of the 4.75% Debentures and excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred liabilities and decommissioning liabilities.

Funds flow from operations represents 67% of the funding requirements for Bellatrix's capital expenditures for the three months ended September 30, 2012.

Effective May 25, 2012, the Company's borrowing base was increased from $170 million to $200 million through November 30, 2012 and the revolving period of the credit facility was extended from June 26, 2012 to June 25, 2013. The Company's credit facilities consist of a $15 million demand operating facility provided by a Canadian bank and a $185 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution. Amounts borrowed under the credit facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate or LIBOR margin rate, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company's debt to cash flow ratio. The credit facilities are secured by a $400 million debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances. A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company's debt to cash flow ratio.

The revolving period for the revolving term credit facility will end on June 25, 2013, unless extended for a further 364 day period. Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 25, 2013. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2012.

As at September 30, 2012, approximately $95.4 million or 48% of unused and available bank credit under its credit facilities was available to fund Bellatrix's ongoing capital spending and operational requirements.

Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the "Commitments" section. Bellatrix continually monitors its capital spending program in light of the recent

volatility with respect to commodity prices and Canadian dollar exchange rates with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and draws on Bellatrix's credit facility, as necessary. Bellatrix has the ability to fund its 2012 capital program of $140 to $150 million by utilizing cash flow, and to the extent necessary, bank indebtedness.

As at October 31, 2012, Bellatrix had outstanding a total of 9,367,118 options exercisable at an average exercise price of $3.40 per share, $55.0 million principal amount of 4.75% Debentures convertible into common shares (at a conversion price of $5.60 per share) and 107,699,107 common shares.

Commitments

As at September 30, 2012, Bellatrix committed to drill 3 gross (1.5 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $6.3 million. In addition, on February 1, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill 3 gross (3.0 net) wells per year from 2011 to 2015 for a total estimated cost of approximately $52.5 million. As at September 30, 2012, 10 wells remained to be drilled under this commitment for a total estimated cost of $35.0 million. On August 4, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill between 5 and 10 gross (net) wells per year from 2011 to 2016 for a total of 40 gross (net) wells at an estimated cost of approximately $140.0 million, with the first five wells requiring completion by December of 2012. As at September 30, 2012, 34 wells remained to be drilled under this commitment for a total estimated cost of $119.0 million.

Financial liability ($000s)	< 1 Year	1-2 Years	2-5 Years	Thereafter
Accounts payable and accrued liabilities [(1)]	$ 52,593	$ -	$ -	$ -
Commodity contract liability	1,867	692	-	-
Bank debt – principal [(2)]	-	104,642	-	-
Convertible debentures – principal	-	-	55,000	-
Convertible debentures – interest [(3)]	2,613	2,613	1,517	-
Decommissioning liabilities [(4)]	-	8,385	4,773	29,626
Finance lease obligation	507	533	1,615	2,098
Total	$ 57,580	$ 116,865	$ 62,905	$ 31,724

[(1)] Includes $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.1 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

[(2)] Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.

[(3)] The 4.75% Debentures outstanding at September 30, 2012 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.

[(4)] Amounts represent the inflated, undiscounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2013 and 2053).

Off-Balance Sheet Arrangements

The Company has certain fixed term lease agreements, including primarily office space leases, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. The lease agreements do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2012.

Business Prospects and 2012 Year Outlook

Bellatrix continues to develop its core assets and conduct exploration programs utilizing its large inventory of geological prospects. As at September 30, 2012, Bellatrix has approximately 197,428 net undeveloped acres and including all opportunities has in excess of 1,525 net exploration drilling opportunities identified.   The Company continues to focus on adding Cardium and Notikewin prospective lands. As at September 30, 2012, Bellatrix controls 44 gross (43 net) contiguous sections of Duvernay rights.

For the remainder of 2012, Bellatrix will continue to be active in drilling its two core resource plays, the Cardium oil and Notikewin condensate rich gas, utilizing horizontal drilling multi fracturing technology. The Company's 2012 capital expenditure budget is between $140 to $150 million. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide average daily production of approximately 16,500 to 17,000 boe/d. The Company is maintaining its previously announced 2012 exit rate guidance of approximately 19,000 boe/d to 19,500 boe/d.

For the fourth quarter of 2012 the Company expects to drill an estimated 6 gross (4.85 net) Cardium oil wells, which includes a second long-reach Cardium horizontal well (programmed to drill to a total depth of 5,511m including a horizontal length of 3,048m) in the Brazeau area. With reductions in industry activity levels, Bellatrix, through negotiation, has been able to reduce its cost base per well by 10%, and expects to carry these savings through the winter of 2012/13. The Company is also moving to pad drilling wherever plausible in its continuing effort to bring down the capital cost per well, improving its already industry leading F&D costs and recycle ratios.

An initial capital budget of $180 million has been set for fiscal 2013.   The capital budget is expected to be funded from a combination of cash flows and bank indebtedness. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints, and normal production declines, execution of the 2013 budget is anticipated to provide 2013 average daily production of approximately 20,000 boe/d and an exit rate of approximately 21,500 boe/d to 22,500 boe/d.

Business Risks and Uncertainties

The reader is advised that Bellatrix continues to be subject to various types of business risks and uncertainties as described in the Company's Management Discussion and Analysis for the year ended December 31, 2011, and the Company's Annual Information Form for the year ended December 31, 2011.

Critical Accounting Estimates

The reader is advised that the critical accounting estimates, policies, and practices described in the Company's Management Discussion and Analysis for the year ended December 31, 2011 continue to be critical in determining Bellatrix's unaudited financial results as of September 30, 2012. There were no changes in accounting policies during the nine months ended September 30, 2012.

A summary of future accounting pronouncements is found in the Company's Management Discussion and Analysis for the year ended December 31, 2011, available at www.sedar.com.

Legal, Environmental Remediation and Other Contingent Matters

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company's management monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.

Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company's internal control over financial reporting that occurred during the period beginning on July 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. No material changes in the Company's internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Sensitivity Analysis

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This is based on actual average prices received for the third quarter of 2012 and average production volumes of 15,503 boe/d during that period, as well as the same level of debt outstanding at September 30, 2012. Diluted weighted average shares are based upon the third quarter of 2012. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

Sensitivity Analysis	Funds Flow from Operations [1] (annualized) ($000s)	Funds Flow from Operations [1] Per Diluted Share ($)
Change of US $1/bbl WTI	1,400	0.01
Change of $0.10/ mcf	2,100	0.02
Change of US $0.01 CDN/ US exchange rate	1,000	0.01
Change in prime of 1%	1,000	0.01

(1) The term "funds flow from operations" should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Selected Quarterly Consolidated Information

The following table sets forth selected consolidated financial information of the Company for the first, second and third quarters in 2012, and for the quarters in 2011 and 2010. The adoption date of IFRS of January 1, 2011 required restatement for comparative purposes, of the Company's opening balance sheet as at January 1, 2010, all interim quarterly periods in 2010 and for its year ended December 31, 2010.

2012 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	
Revenues before royalties and risk management	58,191	50,714	48,126	
Cash flow from operating activities	24,056	28,458	24,807	
Cash flow from operating activities per share				
Basic	$0.22	$0.24	$0.23	
Diluted	$0.21	$0.22	$0.22	
Funds flow from operations [(1)]	29,194	25,366	26,613	
Funds flow from operations per share [(1)]				
Basic	$0.27	$0.24	$0.25	
Diluted	$0.25	$0.22	$0.23	
Net profit (loss)	9,172	9,963	(615)	
Net profit (loss) per share				
Basic	$0.09	$0.09	($0.01)	
Diluted	$0.08	$0.09	($0.01)	
Net capital expenditures (cash)	73,831	16,284	35,515	

2011 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	40,535	53,444	49,145	59,194
Cash flow from operating activities	15,718	23,825	28,023	30,626
Cash flow from operating activities per share				
Basic	$0.16	$0.23	$0.26	$0.28
Diluted	$0.15	$0.22	$0.24	$0.26
Funds flow from operations [(1)]	17,027	23,126	23,964	30,120
Funds flow from operations per share [(1)]				
Basic	$0.17	$0.22	$0.22	$0.28
Diluted	$0.16	$0.21	$0.21	$0.26
Net profit (loss)	(5,487)	12,315	820	(13,597)
Net profit (loss) per share				
Basic	$(0.06)	$0.12	$0.01	$(0.13)
Diluted	$(0.06)	$0.11	$0.01	$(0.13)
Net capital expenditures (cash)	59,247	28,784	40,087	47,240

2010 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	26,929	25,574	27,344	37,826
Cash flow from operating activities	13,456	6,065	13,466	11,285
Cash flow from operating activities per share				
Basic	$0.15	$0.07	$0.14	$0.12
Diluted	$0.15	$0.07	$0.14	$0.11
Funds flow from operations [1]	10,198	10,610	16,342	15,892
Funds flow from operations per share [1]				
Basic	$0.12	$0.11	$0.17	$0.16
Diluted	$0.11	$0.11	$0.17	$0.15
Net profit (loss)	3,969	(6,351)	(2,546)	(57)
Net profit (loss) per share				
Basic	$0.04	$(0.07)	$(0.03)	$(0.00)
Diluted	$0.04	$(0.07)	$(0.03)	$(0.00)
Net capital expenditures (cash)	18,393	17,656	30,416	25,716

[1] Refer to "Non-GAAP Measures" in respect of the term "funds flow from operations" and "funds flow from operations per share".

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
As at September 30, 2012 and December 31, 2011

 (unaudited, expressed in Canadian dollars)

($000s)		2012		2011
ASSETS				
Current assets				
Accounts receivable (note 12)	$	36,212	$	45,322
Deposits and prepaid expenses		5,073		3,626
Commodity contract asset (note 12)		1,420		2,979
		42,705		51,927
Exploration and evaluation assets (note 3)		29,162		33,089
Property, plant and equipment (note 4)		551,616		484,301
Deferred taxes (note 8)		4,352		11,105
Total assets	$	627,835	$	580,422
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	52,593	$	62,421
Current portion of finance lease obligation		507		490
Commodity contract liability (note 12)		1,867		10,667
		54,967		73,578
Commodity contract liability (note 12)		692		2,944
Long-term debt (note 5)		104,642		56,701
Convertible debentures		50,269		49,076
Finance lease obligation		4,246		4,627
Decommissioning liabilities		42,784		45,091
Total liabilities		257,600		232,017
SHAREHOLDERS' EQUITY				
Shareholders' capital		370,664		370,048
Equity component of convertible debentures		4,378		4,378
Contributed surplus		36,576		33,882
Deficit		(41,383)		(59,903)
Total shareholders' equity		370,235		348,405
Total liabilities and shareholders' equity	$	627,835	$	580,422

COMMITMENTS (note 11)

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months and nine months ended September 30,
(unaudited, expressed in Canadian dollars)

($000s)	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
REVENUES				
Petroleum and natural gas sales	$ 47,608	$ 48,814	$ 155,567	$ 141,760
Other income	518	331	1,464	1,364
Royalties	(8,879)	(8,586)	(26,918)	(25,922)
Total revenues	39,247	40,559	130,113	117,202
Realized gain on commodity contracts	5,472	2,392	8,453	75
Unrealized gain (loss) on commodity contracts	(6,763)	8,556	9,493	10,776
	37,956	51,507	148,059	128,053
EXPENSES				
Production	11,360	12,748	37,938	36,226
Transportation	1,282	1,462	3,760	4,138
General and administrative	3,397	3,423	9,882	8,590
Share-based compensation (note 6)	945	568	2,505	2,083
Depletion and depreciation (note 4)	17,953	15,815	57,125	45,764
Loss (gain) on property dispositions	1,035	(1,531)	4,063	(1,750)
Impairment loss on property, plant and equipment	-	14,551	-	14,551
	35,972	47,036	115,273	109,602
NET PROFIT BEFORE FINANCE AND TAXES	1,984	4,471	32,786	18,451
Finance expenses (note 9)	2,631	1,903	7,513	6,009
NET PROFIT (LOSS) BEFORE TAXES	(647)	2,568	25,273	12,442
TAXES				
Deferred tax expense (recovery) (note 8)	(32)	1,748	6,753	4,794
NET PROFIT (LOSS) AND COMPREHENSIVE INCOME	(615)	820	18,520	7,648
Net profit (loss) per share (note 10)				
Basic	($0.01)	$0.01	$0.17	$0.07
Diluted	($0.01)	$0.01	$0.17	$0.07

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the nine months ended September 30,

(unaudited, expressed in Canadian dollars)

($000s)	2012	2011
SHAREHOLDERS' CAPITAL		
Common shares		
Balance, beginning of period	$ 370,048	$ 316,779
Issued for cash, net of transaction costs	-	52,734
Issued on exercise of share options	429	362
Contributed surplus transferred on exercised options	187	147
Balance, end of period	370,664	370,022
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES		
Balance, beginning and end of period	4,378	4,378
CONTRIBUTED SURPLUS (note 6)		
Balance, beginning of period	33,882	30,489
Share-based compensation expense	3,053	2,473
Adjustment of share-based compensation expense for forfeitures of unvested share options	(172)	(63)
Transfer to share capital for exercised options	(187)	(147)
Balance, end of period	36,576	32,752
DEFICIT		
Balance, beginning of period	(59,903)	(53,954)
Net profit	18,520	7,648
Balance, end of period	(41,383)	(46,306)
TOTAL SHAREHOLDERS' EQUITY	$ 370,235	$ 360,846

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the three and nine months ended September 30,
(unaudited, expressed in Canadian dollars)

($000s)	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Cash provided by (used in):				
CASH FLOW FROM OPERATING ACTIVITIES				
Net profit (loss)	$ (615)	$ 820	$ 18,520	$ 7,648
Adjustments for:				
Depletion and depreciation	17,953	15,815	57,125	45,764
Finance expenses (note 9)	564	549	1,700	1,803
Share-based compensation (note 6)	945	568	2,505	2,083
Unrealized (gain) loss on commodity contracts	6,763	(8,556)	(9,493)	(10,776)
Loss (gain) on property dispositions	1,035	(1,531)	4,063	(1,750)
Impairment loss on property, plant and equipment	-	14,551	-	14,551
Deferred tax expense (recovery) (note 8)	(32)	1,748	6,753	4,794
Decommissioning costs incurred	(196)	87	(559)	(383)
Change in non-cash working capital (note 7)	(1,610)	3,972	(3,293)	3,832
	24,807	28,023	77,321	67,566
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES				
Issuance of share capital	193	3	429	55,365
Issue costs on share capital	-	-	-	(3,088)
Advances from loans and borrowings	96,074	57,476	360,849	270,607
Repayment of loans and borrowings	(105,707)	(64,750)	(312,908)	(274,400)
Obligations under finance lease	(126)	(37)	(364)	(108)
	(9,566)	(7,308)	48,006	48,376
Change in non-cash working capital (note 7)	(1,086)	546	(1,965)	639
	(10,652)	(6,762)	46,041	49,015
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES				
Expenditure on exploration and evaluation assets	(2,012)	(5,160)	(5,248)	(15,324)
Additions to property, plant and equipment	(37,828)	(39,067)	(127,052)	(116,975)
Proceeds on sale of property, plant and equipment	4,325	4,140	6,670	4,181
	(35,515)	(40,087)	(125,630)	(128,118)
Change in non-cash working capital (note 7)	21,360	18,826	2,268	11,537
	(14,155)	(21,261)	(123,362)	(116,581)
Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -
Cash paid:				
Interest	$ 1,576	$ 508	$ 4,751	$ 3,021
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, expressed in Canadian dollars)

1. CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the "Company" or "Bellatrix") is a growth oriented, public exploration and production company. The Company resulted from a reorganization (the "Reorganization) effective November 1, 2009 pursuant to a plan of arrangement (the "Arrangement") involving, among others, True Energy Trust (the "Trust" or "True"), Bellatrix Exploration Ltd. and securityholders of the Trust.

2. BASIS OF PREPARATION

a. Statement of compliance

These condensed consolidated financial statements ("interim financial statements") were authorized by the Board of Directors on November 7, 2012. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company's 2011 audited annual financial statements, available at www.sedar.com. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the 2011 audited annual financial statements.

b. Basis of measurement

The condensed consolidated financial statements are presented in Canadian dollars, the Company's functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The condensed consolidated financial statements have, in management's opinion, been properly prepared using careful judgment and reasonable limits of materiality. These condensed consolidated financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2011. The condensed consolidated financial statement note disclosures do not include all of those required by IFRS applicable for annual financial statements. Accordingly, the condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2011.

3. EXPLORATION AND EVALUATION ASSETS

($000s)

Cost		
Balance, December 31, 2010	$	18,535
Additions		16,839
Transfer to oil and natural gas properties		(1,817)
Disposals [1]		(468)
Balance, December 31, 2011		33,089
Additions		5,248
Transfer to oil and natural gas properties		(7,446)
Disposals [1]		(1,729)
Balance, September 30, 2012	$	29,162

[1] Disposals include swaps.

4. PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Office furniture and equipment	Total
Cost			
Balance, December 31, 2010	$ 484,600	$ 2,236	$ 486,836
Additions	173,595	267	173,862
Transfer from exploration and evaluation assets	1,817	-	1,817
Disposals [1]	(2,697)	-	(2,697)
Balance, December 31, 2011	657,315	2,503	659,818
Additions	125,802	196	125,998
Transfer from exploration and evaluation assets	7,446	-	7,446
Disposals [1]	(10,910)	-	(10,910)
Balance, September 30, 2012	$ 779,653	$ 2,699	$ 782,352
Accumulated Depletion, Depreciation and Impairment losses			
Balance, December 31, 2010	$ 86,482	$ 774	$ 87,256
Charge for time period	63,085	299	63,384
Impairment loss	28,039	194	28,233
Impairment reversal	(2,664)	-	(2,664)
Disposals [1]	(692)	-	(692)
Balance, December 31, 2011	$ 174,250	$ 1,267	$ 175,517
Charge for time period	56,933	192	57,125
Disposals [1]	(1,906)	-	(1,906)
Balance, September 30, 2012	$ 229,277	$ 1,459	$ 230,736

[1] Disposals include swaps.

Carrying amounts			
At December 31, 2011	$ 483,065	$ 1,236	$ 484,301
At September 30, 2012	$ 550,376	$ 1,240	$ 551,616

Bellatrix has included $371.9 million (2011: $159.8 million) for future development costs and excluded $34.8 million (2011: $34.9 million) for estimated salvage from the depletion calculation for the three months ended September 30, 2012.

For the nine month period ended September 30, 2012, the Company capitalized $3.2 million (2011: $2.7 million) of general and administrative expenses and $1.2 million (2011: $0.9 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix's credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

5. LONG-TERM DEBT

($000s)	September 30, 2012	December 31, 2011
Operating facility	$ 3,642	$ 5,701
Revolving term facility	101,000	51,000
Balance, end of period	$ 104,642	$ 56,701

As of September 30, 2012, the Company's credit facilities consist of a $15 million demand operating facility provided by a Canadian bank and a $185 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.

The revolving period for the revolving term credit facility will end on June 25, 2013, unless extended for a further 364 - day period. Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 25, 2013. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2012.

As at September 30, 2012, the Company had outstanding letters of credit totaling $0.8 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at September 30, 2012 the Company had approximately $95.4 million, or 48% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its operating debt covenants.

6. **SHARE-BASED COMPENSATION PLANS**

   a. **Share Option Plan**

   During the nine month period ended September 30, 2012, Bellatrix granted 2,363,000 (2011: 2,324,000) share options and recorded share-based compensation of $2.9 million related to its outstanding share options, net of $0.2 million of forfeitures. $1.2 million of the share-based compensation expense was capitalized to property, plant and equipment. In addition, $0.8 million (note 6 b.) was expensed in relation to the Director's Deferred Share Unit Plan, resulting in total net share-based compensation of $2.5 million recognized as an expense for the first nine months of 2012 (2011: $2.1 million).

   The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three month periods ended September 30, 2012 and 2011, and the weighted average assumptions used in their determination are as noted below:

	2012	2011
Inputs:		
Share price	3.40	5.29
Exercise price	3.40	5.29
Risk free interest rate (%)	1.1	1.9
Option life (years)	2.8	3.7
Option volatility (%)	54	65
Results:		
Weighted average fair value of each share option granted	1.23	2.55

   Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2011: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

   The weighted average TSX share trading price for the three and nine months ended September 30, 2012 was $3.54 (2011: $4.41), and $4.35 (2011: $5.19), respectively.

The following tables summarize information regarding Bellatrix's Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2011	$ 3.44	7,985,320
Granted	$ 3.48	2,363,000
Exercised	$ 2.15	(199,643)
Forfeited and cancelled	$ 4.60	(649,670)
Balance, September 30, 2012	**$ 3.40**	**9,499,007**

As of September 30, 2012, a total of 10,739,129 share options were reserved, leaving an additional 1,240,122 available for future grants.

Share Options Outstanding, September 30, 2012

	Outstanding			Exercisable	
Exercise Price	At September 30, 2012	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At September 30, 2012	Exercise Price
$ 0.65 - $ 0.83	277,729	$ 0.69	1.5	277,729	$ 0.69
$ 0.84 - $ 1.50	832,279	$ 1.37	1.6	786,943	$ 1.38
$ 1.51 - $ 2.00	1,593,832	$ 1.88	1.5	1,529,493	$ 1.87
$ 2.01 - $ 3.94	4,268,501	$ 3.51	3.4	1,540,812	$ 3.55
$ 3.95 - $ 5.45	2,526,666	$ 5.13	3.8	751,976	$ 5.22
$ 0.65 - $ 5.45	9,499,007	$ 3.40	3.0	4,886,953	$ 2.77

b.   **Deferred Share Unit Plan**

During the nine months ended September 30, 2012, the Company granted 246,225 Deferred Share Units ("DSUs") (2011: 156,934) and had 405,451 DSUs outstanding as at September 30, 2012. For the nine months ended September 30, 2012, Bellatrix recorded approximately $0.8 million (2011: $0.6 million) of share based compensation expense and had a liability balance of $1.6 million relating to the Company's outstanding DSUs.

7. **SUPPLEMENTAL CASH FLOW INFORMATION**

Change in Non-cash Working Capital

	Three months ended September 30,		Nine months ended September 30,	
($000s)	2012	2011	2012	2011
Changes in non-cash working capital items:				
Accounts receivable	$ 787	$ 9,740	$ 9,110	$ 4,955
Deposits and prepaid expenses	677	753	(1,447)	667
Accounts payable and accrued liabilities	17,200	12,851	(10,653)	10,386
	$ 18,664	$ 23,344	$ (2,990)	$ 16,008
Changes related to:				
Operating activities	$ (1,610)	$ 3,972	$ (3,293)	$ 3,832
Financing activities	(1,086)	546	(1,965)	639
Investing activities	21,360	18,826	2,268	11,537
	$ 18,664	$ 23,344	$ (2,990)	$ 16,008

8. **INCOME TAXES**

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at September 30, 2012, Bellatrix has approximately $560 million in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

9. FINANCE INCOME AND EXPENSES

	Three months ended September 30,		Nine months ended September 30,	
($000s)	2012	2011	2012	2011
Finance expense				
Interest on long-term debt	$ 1,408	$ 696	$ 3,852	$ 2,253
Interest on convertible debentures	659	658	1,961	1,953
Accretion on convertible debentures	409	376	1,193	1,093
Accretion on decommissioning liabilities	155	173	507	710
	564	549	1,700	1,803
Finance expense	$ 2,631	$ 1,903	$ 7,513	$ 6,009

10. PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and nine months ended September 30, 2012 was based on a net loss of $0.6 million (2011: net profit of $0.8 million) and net profit of $18.5 million (2011: $7.6 million), respectively

	Three months ended September 30		Nine months ended September 30,	
	2012	2011	2012	2011
Basic common shares outstanding	107,606,884	107,391,298	107,606,884	107,391,298
Dilutive effect of:				
Share options outstanding	9,499,007	7,830,931	9,499,007	7,830,931
Shares issuable for convertible debentures	9,821,429	9,821,429	9,821,429	9,821,429
Diluted common shares outstanding	126,927,320	125,043,658	126,927,320	125,043,658
Weighted average shares outstanding	107,527,718	107,391,070	107,479,907	102,664,721
Dilutive effect of share options and convertible debentures [1]	-	2,001,690	1,631,585	2,450,285
Diluted weighted average shares outstanding	107,527,718	109,392,760	109,111,492	105,115,006

(1) *For the three month period ending September 30, 2012, a total of 9,499,007 (2011: 5,829,241) share options and 9,821,429 (2011: 9,821,429) common shares issuable pursuant to the conversion of the convertible debentures were excluded from the calculation as they were not dilutive.*

For the nine month period ending September 30, 2012, a total of 7,867,422 (2011: 5,380,646) share options and 9,821,429 (2011: 9,821,429) common shares issuable pursuant to the conversion of the convertible debentures were excluded from the calculation as they were not dilutive.

11. COMMITMENTS

As at September 30, 2012, Bellatrix committed to drill 3 gross (1.5 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $6.3 million.   In addition, on February 1, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill 3 gross (3.0 net) wells per year from 2011 to 2015 for a total estimated cost of approximately $52.5 million.   As at September 30, 2012, 10 wells remained to be drilled under this commitment for a total estimated cost of $35.0 million.   On August 4, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill between 5 and 10 gross (net) wells per year from 2011 to 2016 for a total of 40 gross (net) wells at an estimated cost of approximately $140.0 million, with the first five wells requiring completion by December of 2012.   As at September 30, 2012, 34 wells remained to be drilled under this commitment for a total estimated cost of $119.0 million.

12. FINANCIAL RISK MANAGEMENT

a. Credit risk

As at September 30, 2012, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$ 7,990	$ 2,909	$ 10,899
Amounts due from government agencies	250	729	979
Revenue and other accruals	20,285	2,297	22,582
Cash call receivables	-	65	65
Plant revenue allocation receivable	-	2,855	2,855
Less: Allowance for doubtful accounts	-	(1,168)	(1,168)
Total accounts receivable	28,525	7,687	36,212
Less:			
Accounts payable due to same partners	-	(321)	(321)
Subsequent receipts to October 31, 2012	(15,764)	(194)	(15,958)
	$ 12,761	$ 7,172	$ 19,933

Amounts due from government agencies include GST and royalty adjustments. Plant revenue allocation receivable includes amounts under dispute over plant revenue allocations, net of expenses, from an operator. The Company has commenced legal action for collection of these amounts. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash call receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b. Liquidity risk

The following are the contractual maturities of financial liabilities as at September 30, 2012:

Financial liability ($000s)	< 1 Year	1-2 Years	2-5 Years	Thereafter
Accounts payable and accrued liabilities [1]	$ 52,593	$ -	$ -	$ -
Commodity contract liability	1,867	692	-	-
Bank debt – principal [2]	-	104,642	-	-
Convertible debentures – principal	-	-	55,000	-
Convertible debentures – interest [3]	2,613	2,613	1,517	-
Decommissioning liabilities [4]	-	8,385	4,773	29,626
Finance lease obligation	507	533	1,615	2,098
Total	$ 57,580	$ 116,865	$ 62,905	$ 31,724

[1] Includes $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.1 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

[2] Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.

[3] The 4.75% Debentures outstanding at September 30, 2012 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.

[4] Amounts represent the inflated, undiscounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2013 and 2053).

c. Commodity price risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at September 30, 2012, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$ 90.00 CDN	$ 90.00 CDN	WTI
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$ 90.49 CDN	$ 90.49 CDN	WTI
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$ 96.40 CDN	$ 96.40 CDN	WTI
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$ 94.50 CDN	$ 94.50 CDN	WTI
Crude oil call option	January 1, 2012 to Dec. 31, 2012	833 bbl/d	-	$ 110.00 US	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	-	$ 110.00 US	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	-	$ 110.00 US	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	-	$ 110.00 US	WTI
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$ 4.10 CDN	$ 4.10 CDN	AECO
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$ 4.10 CDN	$ 4.10 CDN	AECO
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$ 4.11 CDN	$ 4.11 CDN	AECO
Natural gas fixed	May 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$ 1.77 CDN	$ 1.77 CDN	AECO

The Company's updated corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE. For further information, please contact:


Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 – 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com
